Statement of Comprehensive Income for three months ended,

(As per IFRS)

In ₹ crore, except share data

Particulars	June 30, 2014	June 30, 2013	Growth (%)	Mar 31, 2014	Growth % Q1 15 over Q4 14
Revenues	**12,770**	**11,267**	**13.3**	**12,875**	**(0.8)**
Cost of sales	8,046	7,319	9.9	8,117	(0.9)
Gross Profit	**4,724**	**3,948**	**19.7**	**4,758**	**(0.7)**
Operating Expenses:					
Selling and marketing expenses	666	584	14.0	640	4.1
Administrative expenses	847	700	21.0	837	1.2
Total Operating Expenses	**1,513**	**1,284**	**17.8**	**1,477**	**2.4**
Operating Profit	**3,211**	**2,664**	**20.5**	**3,281**	**(2.1)**
Other Income, net	829	577	43.7	851	(2.6)
Profit before income taxes	**4,040**	**3,241**	**24.7**	**4,132**	**(2.2)**
Income tax expense	1,154	867	33.1	1,140	1.2
Net Profit	**2,886**	**2,374**	**21.6**	**2,992**	**(3.5)**
Earnings per equity share					
Basic (₹)	**50.51**	**41.54**	**21.6**	**52.36**	**(3.5)**
Diluted (₹)	**50.51**	**41.54**	**21.6**	**52.36**	**(3.5)**

Statement of Comprehensive Income for three months ended,

(As per IFRS)

in US $ million, except share data

Particulars	June 30, 2014	June 30, 2013	Growth (%)	Mar 31, 2014	Growth % Q1 15 over Q4 14
Revenues	**2,133**	**1,991**	**7.1**	**2,092**	**2.0**
Cost of sales	1,344	1,296	3.7	1,318	2.0
Gross Profit	**789**	**695**	**13.5**	**774**	**1.9**
Operating Expenses:					
Selling and marketing expenses	111	103	7.8	104	6.7
Administrative expenses	142	124	14.5	136	4.4
Total Operating Expenses	**253**	**227**	**11.5**	**240**	**5.4**
Operating Profit	**536**	**468**	**14.5**	**534**	**0.4**
Other Income, net	139	103	35.0	139	0.0
Profit before income taxes	**675**	**571**	**18.2**	**673**	**0.3**
Income tax expense	193	153	26.1	186	3.8
Net Profit	**482**	**418**	**15.3**	**487**	**(1.0)**
Earnings per equity share					
Basic ($)	**0.84**	**0.73**	**15.1**	**0.85**	**(1.2)**
Diluted ($)	**0.84**	**0.73**	**15.1**	**0.85**	**(1.2)**

Revenues by Geographical Segment

(in %)

	Quarter ended			LTM	
	June 30, 2014	Mar 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
North America	60.8	59.8	61.4	60.5	61.6
Europe	24.5	25.2	23.6	24.6	23.7
India	2.4	2.6	2.6	2.6	2.2
Rest of the world	12.3	12.4	12.4	12.3	12.5
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Service Offering

(in %)

	Quarter ended			LTM	
	June 30, 2014	Mar 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Business IT Services	**62.9**	**62.4**	**61.0**	**62.0**	**62.2**
Application Development	*15.8*	*15.5*	*15.7*	*15.8*	16.0
Application Maintenance	*18.7*	*19.4*	*19.3*	*19.1*	20.1
Infrastructure Management Services	*7.9*	*7.2*	*7.0*	*7.3*	7.0
Testing Services	*9.5*	*9.2*	*8.4*	*9.0*	8.4
Product Engineering Services	*3.4*	*3.4*	*3.2*	*3.3*	3.3
Business Process Management	*5.3*	*5.5*	*5.1*	*5.3*	5.0
Others	*2.3*	*2.2*	*2.3*	*2.2*	2.4
Consulting, Package Implementation & Others	**32.3**	**32.5**	**33.6**	**32.9**	**32.3**
Products, Platforms and Solutions	***4.8***	***5.1***	***5.4***	***5.1***	**5.5**
Products	*3.2*	*3.5*	*3.7*	*3.5*	3.8
BPM Platform	*1.2*	*1.2*	*1.2*	*1.2*	1.3
Others	*0.4*	*0.4*	*0.5*	*0.4*	0.4
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Project Type *

(in %)

	Quarter ended			LTM	
	June 30, 2014	Mar 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Fixed Price	40.1	41.6	40.1	40.7	40.5
Time & Materials	59.9	58.4	59.9	59.3	59.5
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* *Excluding products*

Revenues by Industry

(in %)

	Quarter ended			LTM	
	June 30, 2014	Mar 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Banking & Financial Services, Insurance	**33.4**	**33.5**	**33.7**	**33.5**	**33.8**
Banking & financial services	*27.4*	*27.3*	*27.0*	*27.3*	*27.0*
Insurance	*6.0*	*6.2*	*6.7*	*6.2*	*6.8*
Manufacturing	**23.2**	**23.0**	**22.5**	**23.0**	**22.1**
Retail & Life Sciences	**23.8**	**23.8**	**24.7**	**24.1**	**24.2**
Retail & CPG	*15.8*	*15.5*	*15.8*	*15.8*	*16.0*
Transport & Logistics	*1.5*	*1.7*	*1.8*	*1.6*	*1.8*
Life Sciences	*4.6*	*4.7*	*4.7*	*4.7*	*4.6*
Healthcare	*1.9*	*1.9*	*2.4*	*2.0*	*1.8*
Energy, Utilities, Communications & Services	**19.6**	**19.7**	**19.1**	**19.4**	**19.9**
Energy & Utilities	*5.1*	*5.3*	*4.9*	*5.1*	*5.2*
Telecom	*8.7*	*8.6*	*8.5*	*8.4*	*9.3*
Others	*5.8*	*5.8*	*5.7*	*5.9*	*5.4*
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year ended	
	June 30, 2014	Mar 31, 2014	June 30, 2013	Mar 31, 2014	Mar 31, 2013
Number of Clients					
Active	910	890	836	890	798
Added during the period (gross)	61	50	66	238	235
Number of million dollar clients*					
1 Million dollar +	520	501	466	501	448
5 Million dollar +	235	232	215	232	213
10 Million dollar +	148	148	139	148	137
25 Million dollar +	78	78	73	78	69
50 Million dollar +	43	42	41	42	40
75 Million dollar +	24	24	24	24	23
100 Million dollar +	12	13	15	13	12
200 Million dollar +	3	3	3	3	3
300 Million dollar +	1	1	–	1	-
Client contribution to revenues					
Top client	3.4%	3.6%	3.9%	3.8%	3.8%
Top 5 clients	13.7%	14.1%	14.9%	14.4%	15.2%
Top 10 clients	22.9%	23.4%	24.0%	23.8%	24.6%
Repeat business	99.0%	96.3%	99.0%	97.7%	97.8%
Account receivables-LTM(in days)#	67	62	65	62	64

**LTM (Last twelve months) Revenues*

 # excluding Lodestone

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended			LTM	
	June 30, 2014	Mar 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Effort					
Onsite	29.2	29.4	32.0	29.9	31.0
Offshore	70.8	70.6	68.0	70.1	69.0
Revenues					
Onsite	54.5	54.7	57.5	55.2	56.1
Offshore	45.5	45.3	42.5	44.8	43.9
Utilization					
Including trainees	74.8	72.9	70.7	73.3	68.5
Excluding trainees	80.1	76.7	74.3	77.8	72.0

Person Months Data - Consolidated IT Services

	Quarter ended			LTM	
	June 30, 2014	Mar 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Billed – Onsite	80,066	78,328	81,609	319,926	303,323
– Offshore	193,980	187,881	173,691	748,712	674,423
TOTAL	**274,046**	**266,209**	**255,300**	**1,068,638**	**977,746**
Non Billable	68,098	80,713	88,097	304,994	380,911
Trainee	24,413	18,387	17,780	84,260	69,456
Sales & Support	22,344	22,283	23,686	90,602	92,584
TOTAL	**388,901**	**387,592**	**384,863**	**1,548,494**	**1,520,697**

Consolidated IT Services

	Quarter ended						LTM			
	June 30, 2014	Sequential growth %	Mar 31, 2014	Sequential growth %	June 30, 2013	Sequential growth %	June 30, 2014	Year on Year growth %	June 30, 2013	Year on Year growth %
Effort - (Person months)										
Onsite	80,066	2.2	78,328	(1.3)	81,609	5.8	319,926	5.5	303,323	12.6
Offshore	193,980	3.2	187,881	1.2	173,691	3.3	748,712	11.0	674,423	8.3
Total	**274,046**	**2.9**	**266,209**	**0.4**	**255,300**	**4.1**	**1,068,638**	**9.3**	**977,746**	**9.6**
Revenues – ($ million)										
Onsite	1,050.43	2.1	1,028.39	(1.1)	1,031.49	5.3	4,171.79	8.3	3,850.33	12.3
Offshore	876.16	3.0	850.40	0.5	761.35	0.9	3,380.14	12.2	3,012.24	3.2
Total	**1,926.59**	**2.5**	**1,878.79**	**(0.4)**	**1,792.84**	**3.4**	**7,551.93**	**10.0**	**6,862.57**	**8.1**

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	June 30, 2014	Mar 31, 2014	June 30, 2013	Mar 31, 2014	Mar 31, 2013
Total employees	1,61,284	1,60,405	1,57,263	1,60,405	1,56,688
S/W professionals	1,51,848	1,51,059	1,47,576	1,51,059	1,47,008
Billable	1,37,038	1,37,391	134,266	1,37,391	1,35,392
Banking product group	5,721	6,254	7,004	6,254	7,249
Trainees	9,089	7,414	6,306	7,414	4,367
Sales & Support	9,436	9,346	9,687	9,346	9,680
Gross addition	11,506	10,997	10,138	39,985	37,036
Of which lateral addition	3,954	2,100	3,008	12,247	16,781
Attrition	10,627	8,996	9,563	36,268	30,342
Net addition	879	2,001	575	3,717	6,694
Attrition % (LTM)*	19.5%	18.7%	16.9%	18.7%	16.3%

** Excluding subsidiaries*

Infrastructure (as on June 30, 2014)

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	49,93,920	34,934	1,92,456	1,020	3.0
Bhubaneswar	8,79,721	3,974	5,80,193	4,198	-
Chandigarh	11,93,052	6,500	-	-	-
Chennai	42,39,892	25,088	-	-	-
Delhi - NCR	1,28,043	988	1,35,209	1,250	27.6
Hyderabad	42,80,751	26,319	6,43,331	-	-
Jaipur	3,74,139	3,422	4,04,106	4,000	-
Mangalore	15,42,969	6,887	10,06,667	4,800	-
Mysore (including ILI)*	1,11,04,360	11,793	4,18,210	3,864	10.6
Pune	54,82,482	32,470	11,02,243	4,304	-
Thiruvananthapuram	9,83,255	8,118	16,68,542	4,894	-
Global Centers	15,85,795	15,271	-	-	-
Total	**3,67,88,379**	**1,75,764**	**61,50,957**	**28,330**	**41.2**

**Infosys Leadership Institute*

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	June 30, 2014	Mar 31, 2014	June 30, 2013	Mar 31, 2014	Mar 31, 2013
Period closing rate	60.18	59.92	59.39	59.92	54.29
Period average rate	59.85	61.62	56.56	60.75	54.54

Constant Currency Reporting

Reported revenues	Q1 15	Q4 14	Q3 14	Q2 14	Q1 14
Revenues ($ mn)	2,133	2,092	2,100	2,066	1,991
Sequential growth %	2.0	(0.4)	1.7	3.8	2.7
YoY growth %	7.1	7.9	9.9	15.0	13.6

Constant currency – Q o Q	Q1 15	Q4 14	Q3 14	Q2 14	Q1 14
Revenues ($ mn)	2,124	2,091	2,091	2,074	2,005
Sequential growth (%)	1.5	(0.4)	1.2	4.2	3.4

Constant currency – Y o Y	Q1 15	Q4 14	Q3 14	Q2 14	Q1 14
Revenues ($ mn)	2,123	2,109	2,122	2,086	1,999
YoY growth (%)	6.6	8.8	11.0	16.1	14.1

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q1 15	FY 14	Q4 14	Q3 14	Q2 14	Q1 14	FY 13
AUD	0.93	0.93	0.90	0.92	0.92	0.98	1.03
EURO	1.37	1.35	1.37	1.37	1.34	1.31	1.29
GBP	1.69	1.60	1.66	1.62	1.56	1.54	1.58

3. Proportion of revenues from major global currencies:

Revenues by currency (%)	Q1 15	FY 14	Q4 14	Q3 14	Q2 14	Q1 14	FY 13
AUD	8.2	7.9	8.1	7.9	7.6	7.9	8.3
EURO	10.6	10.3	10.8	10.4	10.1	9.8	8.8
GBP	5.8	5.9	6.0	6.0	5.9	5.6	6.4

Q1 2015

Geographical segment – growth

North America grew by 3.7% sequentially; and also in constant currency.

Europe declined by 1.1% sequentially; and 1.3% in constant currency.

India declined by 6.9% sequentially; and 8.9% in constant currency.

Rest of the world grew by 1.9% sequentially; and declined by 0.8% in constant currency.

Industry segment – growth

FSI grew by 1.8% sequentially; and 1.0% in constant currency.

MFG grew by 2.6% sequentially; and 2.5% in constant currency.

RCL grew by 2.1% sequentially; and 2.0% in constant currency.

ECS grew by 1.6% sequentially; and 0.7% in constant currency.